Company Repurchase Notice
to Holders of
3 ⅞% Variable Interest Senior Convertible Debentures Due 2026
(CUSIP Numbers 92240MAL2 and 92240MAJ7)
Issued By
Vector Group Ltd.

Reference is made to that certain Indenture, dated as of July 12, 2006 (the “Indenture”), between Vector Group Ltd, a Delaware corporation, as issuer (the “Company”), and Wells Fargo Bank, N.A., as trustee (the “Trustee”), relating to the 3 ⅞% Variable Interest Senior Convertible Debentures Due 2026, CUSIP numbers 92240MAL2 and 92240MAJ7 issued by the Company pursuant thereto (the “Debentures”). Section 11.03 of the Indenture requires that at, the option (the “Option”) of each holder (each, a “Holder”) of Debentures, the Company shall repurchase all of such Holder’s Debentures, or any portion thereof that is a multiple of $1,000 principal amount, on June 15, 2012, in accordance with the terms, procedures and conditions set forth in the Indenture. Capitalized terms not defined in this Company Repurchase Notice shall have the meanings ascribed to them in the Indenture.

NOTICE IS HEREBY PROVIDED, pursuant to the terms and conditions of the Indenture, that each Holder has the Option to require the Company to repurchase all of such Holder’s Debentures, or any portion thereof that is a multiple of $1,000 principal amount, on June 15, 2012, at a repurchase price of 100% of the principal amount of the Debentures being repurchased (the “Repurchased Principal”), which shall be paid together with accrued and unpaid interest to, but excluding, June 15, 2012 (together with the Repurchased Principal, the “Repurchase Amount”), upon the terms and subject to the conditions set forth in the Indenture, the Debentures, this Company Repurchase Notice and any related notice materials, as amended and supplemented from time to time. The Repurchase Amount will be paid in cash. Holders must exercise their right to elect repurchase prior to 5:00 p.m., New York City time, on June 15, 2012 (the “Expiration Date”), by delivering a Repurchase Notice to the Paying Agent. A form of Repurchase Notice is attached as Exhibit A to this notice. The Paying Agent is Wells Fargo Bank, N.A. The Debentures must be surrendered to the Paying Agent to collect the Repurchase Amount.

Because June 15, 2012 is both the Repurchase Date and an Interest Payment Date designated under the Indenture, interest accrued up to, but excluding, June 15, 2012 will be paid on June 15, 2012 to holders of record of the Debentures as of June 1, 2012.

As of the date of this Company Repurchase Notice, all custodians and beneficial holders of the Debentures hold the Debentures through accounts with The Depository Trust Company (“DTC”) and there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system.

To exercise your Option to have the Company repurchase your Debentures and receive payment of the Repurchase Amount, you must have your Debentures validly delivered through DTC’s transmittal procedures prior to 5:00 p.m., New York City time, on June 15, 2012. If your Debentures are held through a broker, dealer, commercial bank, trust company or other nominee, then you must contact such nominee and instruct such nominee to exercise your Option and surrender your Debentures through the transmittal procedures of DTC.

The Paying Agent is Wells Fargo Bank, N.A., 7000 Central Parkway NE, Suite 550, Atlanta, GA 30328, Attention: Stefan Victory, Vice President, Phone: (770) 551-5117, Fax: (770) 551-5118.

The date of this Company Repurchase Notice is May 11, 2012.

SUMMARY TERM SHEET		1

IMPORTANT INFORMATION CONCERNING THE PUT OPTION		4

1.	Information Concerning the Company	4

2.	Information Concerning the Debentures	4

2.1.	The Company’s Obligation to Repurchase the Debentures	4

2.2.	Repurchase Amount	4

2.3.	Conversion Rights of the Debentures	4

2.4.	Events of Default	5

2.5.	Market for the Debentures and our Common Stock	5

2.6	Optional Redemption	5

2.7.	Fundamental Change	6

2.8.	Ranking	6

2.9.	Dividends	6

3.	Procedures to Be Followed by Holders Electing to Exercise the Option	6

3.1.	Method of Delivery	6

3.2.	Agreement to be Bound	6

3.3.	Delivery of Debentures	8

4.	Right of Withdrawal	8

5.	Payment for Debentures	9

6.	Debentures Acquired	9

7.	Plans or Proposals of the Company	9

8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures	9

9.	Legal Matters; Regulatory Approvals	10

10.	Repurchases of Debentures by the Company and Its Affiliates	10

11.	Material United States Income Tax Considerations	10

12.	Additional Information	12

13.	No Solicitations	13

14.	Definitions	13

15.	Conflicts	13

No person has been authorized to give any information or to make any representations other than those contained in this Company Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Repurchase Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Repurchase Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, its Board of Directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Debentures. You should consult your own legal, financial and tax advisors and must make your own decision as to whether to surrender your Debentures for repurchase and, if so, the amount of Debentures to surrender.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more detailed description of the terms of the Option, we urge you to read carefully the remainder of this Company Repurchase Notice and the accompanying materials because those documents contain additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to repurchase my Debentures?

Vector Group Ltd., a Delaware corporation (“Vector,” the “Company,” “we,” “us” or “our”), is obligated, at your option, to repurchase all or a portion of your 3 ⅞% Variable Interest Senior Convertible Debentures Due 2026 (the “Debentures”) that are validly tendered for repurchase and not validly withdrawn. (See Page 4)

Why are you obligated to repurchase my Debentures?

The terms of the Debentures require us to offer to repurchase all or a portion of your Debentures validly surrendered and not withdrawn at the option (the “Option”) of the holder thereof (the “Holder”), in accordance with the terms, procedures and conditions set forth in the Indenture, dated as of July 12, 2006 (the “Indenture”), between the Company and Wells Fargo Bank, N.A., as trustee (the “Trustee” or “Paying Agent”). (See Page 4)

What securities are you obligated to repurchase?

We are obligated to repurchase all of the Debentures which are validly tendered by the Holders, at their option, and not withdrawn. As of May 10, 2012, there were $99.0 million in aggregate principal amount at maturity of the Debentures outstanding. (See Page 4)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Debentures, we will pay, in cash, a purchase price (the “Repurchase Amount”) equal to 100% of the principal amount of the Debentures being repurchased, plus any accrued and unpaid interest to, but not including, June 15, 2012 (the “Repurchase Date”), with respect to any and all Debentures validly surrendered for repurchase and not withdrawn. The Repurchase Amount is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or our common stock, $0.10 par value (the “Common Stock”). The Repurchase Date is an Interest Payment Date under the terms of the Debentures. Accordingly, interest accrued up to, but excluding, the Repurchase Date will be paid to record holders as of the Record Date, as defined in the Debentures, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Amount. (See Page 4)

How can I determine the market value of the Debentures?

There currently is a limited trading market for the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. Holders are urged to obtain current market quotations for the Debentures, to the extent available, before making any decision with respect to the Option. Shares of our Common Stock, into which the Debentures are convertible, are listed on the New York Stock Exchange, Inc. (the “NYSE”) under the symbol “VGR.” On May 10, 2012, the last reported sales price of our Common Stock on the NYSE was $16.91 per share. (See Page 5)

Is the Company making any recommendation about the Option?

None of the Company or its Board of Directors or employees is making any recommendation as to whether you should exercise or refrain from exercising the Option. You must make your own decision whether to exercise the Option and, if so, the amount of Debentures with respect to which to exercise the Option. (See Pages 4 and 13)

When does the Option expire?

The Option expires at 5:00 p.m., New York City time, on June 15, 2012 (the “Expiration Date”). The period that Holders have to exercise the Option will not be extended unless required by applicable law. (See Page 4)

What are the conditions to the Company’s repurchase of the Debentures?

Provided that the Company’s repurchase of validly surrendered Debentures is not unlawful, the repurchase will not be subject to any conditions other than satisfaction of the procedural requirements described in this Company Repurchase Notice.

As of the date of this Company Repurchase Notice, all Holders of the Debentures hold the Debentures through accounts with The Depository Trust Company (“DTC”) and there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system. Delivery of Debentures by book-entry transfer electronically through DTC’s ATOP is a condition to the payment of the Repurchase Amount to the Holders of such Debentures. (See Page 6)

How do I deliver a Repurchase Notice and surrender my Debentures?

 Delivery of the Debentures via ATOP will satisfy your requirement for physical delivery of a Repurchase Notice. To surrender your Debentures for repurchase pursuant to the Option, you must surrender the Debentures through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.

•	Holders whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Debentures and instruct such nominee to surrender the Debentures on the Holder’s behalf through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.

•	Holders who are DTC participants should surrender their Debentures electronically through ATOP, subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely submission of your Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date. By tendering your Debentures through the transmittal procedures of DTC, you agree to be bound by the terms of the Option set forth in this Company Repurchase Notice. Delivery of the Debentures by book-entry transfer to the account maintained by the Paying Agent with DTC is a condition to the payment of the Repurchase Amount to the Holder of such Debentures. (See Page 8)

If I exercise the Option, when will I receive payment for my Debentures?

Promptly upon expiration of the Option, we will accept for payment all Debentures validly tendered for repurchase and not validly withdrawn by 5:00 p.m., New York City time, on the Expiration Date. We will deposit with the Paying Agent, prior to 11:00 a.m., New York City time, on June 18, 2012, the first Business Day following the Repurchase Date, the appropriate amount of cash required to pay the Repurchase Amount for those Debentures, and the Paying Agent will promptly distribute that cash to DTC, the sole record holder of the Debentures. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See Page 9)

Can I withdraw previously tendered Debentures?

Yes. You can withdraw Debentures previously tendered for repurchase at any time until 5:00 p.m., New York City time, on the Expiration Date. To withdraw Debentures previously tendered for repurchase, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Debentures prior to 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely withdrawal of previously tendered Debentures. You must allow sufficient time for completion of the ATOP procedures prior to 5:00 p.m., New York City time, on the Expiration Date. (See Pages 8-9)

Do I need to do anything if I do not wish to exercise the Option?

No. If you do not surrender your Debentures before the expiration of the Option, we will not repurchase your Debentures and such Debentures will remain outstanding subject to their existing terms. (See Page 6)

If I choose to exercise the Option, do I have to exercise the Option for all of my Debentures?

No. You may exercise the Option for all of your Debentures, a portion of your Debentures or none of your Debentures. If you wish to exercise the Option for a portion of your Debentures, however, you must exercise the Option for Debentures in a principal amount of $1,000 or an integral multiple thereof. (See Page 6)

If I do not exercise the Option, will I continue to be able to exercise my conversion rights?

Yes. If you do not exercise the Option, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of the Debentures at a base rate of 62.33 shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. (See Pages 4-5)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I exercise the Option?

The receipt of cash in exchange for Debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. We recommend that you consult with your tax advisor regarding the actual tax consequences to you. (See Pages 10-12)

Who is the Paying Agent?

Wells Fargo Bank, N.A., the trustee under the Indenture, is serving as Paying Agent for the Debentures. Its address and telephone and fax numbers are set forth on the front cover of this Company Repurchase Notice.

Whom can I contact if I have questions about the Option?

Questions and requests for assistance in connection with the Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Repurchase Notice.

IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning the Company. Vector Group Ltd., a Delaware corporation (“Vector,” the “Company,” “we,” “us” or “our”) is a holding company and is principally engaged in: (i) the manufacture and sale of cigarettes in the United States through certain of our subsidiaries and (ii) the real estate business through other of our subsidiaries. Our principal executive offices are at 100 S.E. Second Street, Miami, Florida 33131, and the telephone number there is (305) 579-8000.

2. Information Concerning the Debentures. The 3 ⅞% Variable Interest Senior Convertible Debentures Due 2026 (the “Debentures”) were issued under the Indenture, dated as of July 12, 2006 (the “Indenture”), between the Company and Wells Fargo Bank, N.A., as trustee (the “Trustee” or “Paying Agent”). Interest is payable on the Debentures in cash on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2006. The Debentures mature on June 15, 2026.

2.1 The Company’s Obligation to Repurchase the Debentures. Pursuant to the terms of the Indenture and the Debentures, unless earlier redeemed, the Company is obligated to repurchase all Debentures validly surrendered for repurchase and not withdrawn, at the option (the “Option”) of the holder thereof (the “Holder”), on June 15, 2012 at a repurchase price of 100% of the principal amount of Debentures, which shall be paid together with any accrued and unpaid interest to, but excluding, June 15, 2012.

The Option will expire at 5:00 p.m., New York City time, on Wednesday, June 15, 2012 (the “Expiration Date”). To exercise your Option to have the Company repurchase the Debentures and receive the Repurchase Amount, you must validly surrender the Debentures prior to 5:00 p.m., New York City time, on June 15, 2012. We will not extend the period Holders have to accept the Option unless required to do so by the federal securities laws. The repurchase by the Company of validly surrendered Debentures is not subject to any conditions other than such repurchase being lawful.

2.2 Repurchase Amount. Pursuant to the terms of the Indenture and the Debentures, the repurchase price to be paid by the Company for the Debentures promptly after June 15, 2012 is 100% of the principal amount of the Debentures being repurchased (the “Repurchased Principal”), which shall be paid together with accrued and unpaid interest to, but excluding, June 15, 2012 (together with the Repurchased Principal, the “Repurchase Amount”). The Repurchase Amount will be paid in cash with respect to any and all Debentures for which a valid Repurchase Notice has been given and not withdrawn. Debentures surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Book-entry transfer or delivery of your Debentures at the office of the Paying Agent or to the account maintained by the Paying Agent for your Debentures with DTC must be accomplished in order for you to receive the Repurchase Amount. Vector will determine all questions as to the validity, eligibility (including time of receipt) and acceptance of Debentures for repurchase.

The Repurchase Amount is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or Vector’s common stock. Thus, the Repurchase Amount may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and our common stock before making a decision whether to surrender their Debentures for repurchase.

None of the Company, its Board of Directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering the Debentures for repurchase pursuant to this Company Repurchase Notice. Each Holder must make his, her or its own decision whether to surrender his, her or its Debentures for repurchase and, if so, the principal amount of Debentures to surrender based on such Holder’s assessment of current market value and other relevant factors.

You should also consult with your tax and financial advisors with respect to the tax consequences of exercising the Option, including the applicability and effect of any U.S. federal, state and local law and any non-U.S. tax consequences in light of your own particular circumstances.

2.3 Conversion Rights of the Debentures. The Debentures are convertible into shares of our Common Stock at the option of the Holder in accordance with and subject to the terms of the Indenture and the Debentures. For each $1,000 principal amount at maturity of Debentures converted, the Company will deliver 62.33 shares of Common Stock. On the Repurchase Date, the conversion rate will be fixed based upon the Common Stock price as of that date. On May 10, 2012, the total conversion rate was $16.04. The Paying Agent is currently acting as Conversion Agent for the Debentures.

Holders who do not exercise the Option will maintain the right to convert their Debentures into Common Stock pursuant to the Indenture. Any Debentures which have been validly tendered may be converted in accordance with the terms of the Indenture only if such Debentures have been validly withdrawn before 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 of this Company Repurchase Notice.

2.4 Events of Default. If an event of default on the Debentures occurs, the principal amount of the Debentures, plus accrued and unpaid interest, may be declared immediately due and payable, subject to certain conditions set forth in the Indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving the Company or certain of its subsidiaries.

2.5 Market for the Debentures and our Common Stock. There currently is a limited trading market for the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities.

The Trustee has informed us that, as of the date of this Company Repurchase Notice, all of the Debentures are held in global form through DTC. As of May 10, 2012, there were $99.0 million in aggregate principal amount at maturity of the Debentures outstanding and DTC was the sole record holder of the Debentures.

Our Common Stock, into which the Debentures are convertible, is listed on the New York Stock Exchange, Inc. (the “NYSE”) under the symbol “VGR.” The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by the NYSE, and quarterly cash dividends declared on shares of common stock:

	High	Low	Cash Dividends
2012:
Second Quarter (through May 10, 2012)	$ 17.92	$ 16.83	---
First Quarter	$ 18.59	$ 17.29	$ 0.40
2011:
Fourth Quarter	$ 18.20	$ 16.53	$ 0.40
Third Quarter	$ 18.36	$ 15.48	$ 0.38
Second Quarter	$ 18.34	$ 16.47	$ 0.38
First Quarter	$ 16.91	$ 14.64	$ 0.38
2010:
Fourth Quarter	$ 18.16	$ 15.25	$ 0.38
Third Quarter	$ 18.87	$ 15.03	$ 0.36
Second Quarter	$ 15.73	$ 12.59	$ 0.36
First Quarter	$ 14.43	$ 12.29	$ 0.36

On May 10, 2012, the closing sale price of our Common Stock, as reported by the NYSE, was $16.91 per share. As of May 10, 2012, there were 79,445,212 shares of the Company’s Common Stock outstanding. We urge you to obtain current market information for the Debentures, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Option.

2.6 Optional Redemption. The Debentures are not redeemable by the Company before June 15, 2012. On or after that date, the Debentures are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed, together with accrued and unpaid interest to, but excluding, such redemption date.

If any Debentures remain outstanding following the expiration of the Option, the Company will become obligated to repurchase them for cash, at the option of the Holders, in whole or in part, on June 15, 2016 and June 15, 2021, in each case at a repurchase price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to, but excluding the applicable repurchase date, and pursuant and subject to the terms and conditions of the Indenture.

2.7 Fundamental Change. If there is a Fundamental Change (as defined in the Indenture), the Debentures may be put to the Company for cash at the option of the Holder at a redemption price equal to 100% of the principal amount of the Debentures repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Settlement Date (as defined in the Indenture).

2.8 Ranking. The Debentures shall rank pari passu with all other senior unsecured indebtedness of the Company. The Company will not incur or issue any subordinated indebtedness unless such indebtedness is unsecured and subordinated to the Debentures on terms no less favorable than those applicable to the Company’s other Designated Senior Indebtedness.

2.9 Dividends.  In addition to interest on the Debentures, the Holders of Debentures are entitled to an amount equal to dividends payable as if the Debentures were converted into shares of Common Stock in accordance with the terms, procedures and conditions set forth in the Indenture.

3. Procedures to Be Followed by Holders Electing to Exercise the Option. Holders will not be entitled to receive the Repurchase Amount for their Debentures unless they validly tender and do not validly withdraw the Debentures on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to deliver their Debentures for repurchase. The Trustee has informed us that, as of the date of this Company Repurchase Notice, DTC is the sole registered Holder of the Debentures and all custodians and beneficial holders of the Debentures hold the Debentures through DTC accounts and there are no certificated Debentures in non-global form. Accordingly, all Debentures tendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tenders over the Participant Terminal System (“ATOP”), subject to the terms and conditions of that system. Holders may exercise the Option for some or all of their Debentures; however, if Holders wish to exercise the Option for a portion of their Debentures, they must exercise the Option for Debentures in a principal amount at maturity of $1,000 or an integral multiple thereof.

If Holders do not validly tender their Debentures, or if they validly withdraw their Debentures before 5:00 p.m., New York City time, on the Expiration Date, their Debentures will not be repurchased and will remain outstanding subject to the existing terms of the Debentures and the Indenture.

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Option. However, there may be commissions you need to pay your broker in connection with the tender of the Debentures.

3.1. Method of Delivery. Because DTC is the sole registered Holder of the Debentures, all Debentures tendered for repurchase must be delivered through ATOP. This Company Repurchase Notice constitutes the Notice of Company Redemption described in the Indenture and delivery of Debentures via ATOP will satisfy a Holder’s tender notice requirements under the Indenture. Tender of Debentures is at the election and risk of the person tendering the Debentures.

3.2. Agreement to be Bound. By tendering Debentures through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	pursuant to the Option, such Debentures shall be repurchased as of the Repurchase Date pursuant to the terms and conditions specified in the Debentures and the Indenture;

•	such Holder agrees to all of the terms of this Company Repurchase Notice;

•	such Holder has received this Company Repurchase Notice and acknowledges that this Company Repurchase Notice provides the notices required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Company Repurchase Notice, the Indenture and the Debentures, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to us, all right, title and interest in and to all the Debentures tendered, (ii) waives any and all rights with respect to the Debentures (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges us and our directors, officers, employees and affiliates (and their respective directors, officers and employees) from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Debentures, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Debentures or to participate in any conversion, redemption or defeasance of the Debentures and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Debentures, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Debentures, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Debentures for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Debentures (except that the Paying Agent will have no rights to, or control over, funds from us, except as agent for us, for the Repurchase Amount of any tendered Debentures that are repurchased by us), all in accordance with the terms set forth in this Company Repurchase Notice;

•	such Holder represents and warrants that such Holder (i) owns the Debentures tendered and is entitled to tender such Debentures and (ii) has full power and authority to tender, sell, assign and transfer the Debentures tendered and that when such Debentures are accepted for repurchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from us, to execute and deliver any additional documents deemed by the Paying Agent or us to be necessary or desirable to complete the sale, assignment and transfer of the Debentures tendered;

•	such Holder understands that all Debentures validly tendered for repurchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be repurchased at the Repurchase Amount, in cash, subject to the terms and conditions of the Indenture, the Debentures, this Company Repurchase Notice and the related notice materials, as amended and supplemented from time to time;

•	payment for Debentures repurchased pursuant to the Company Repurchase Notice will be made by deposit by us of the Repurchase Amount for such Debentures with the Paying Agent, which will act as agent for tendering Holders for the purpose of receiving payments from us and transmitting such payments to such Holders;

•	tenders of Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date by following the procedures described below in “Rights of Withdrawal”;

•	all authority conferred or agreed to be conferred pursuant to the terms hereof shall survive the death or incapacity of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and tender of the Debentures is not effective, and the risk of loss of the Debentures does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to us; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Debentures pursuant to the procedures described in this Company Repurchase Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole direction, which determination shall be final and binding on all parties.

3.3. Delivery of Debentures.

Debentures Held Through a Custodian. A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the Holder desires to tender the Holder’s Debentures and instruct that nominee to tender the Debentures for repurchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “—Debentures Held by DTC Participants.”

Debentures Held by DTC Participants. A Holder who is a DTC participant must tender that Holder’s Debentures by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Debentures; and

•	electronically transmitting such Holder’s acceptance through DTC’s ATOP system, subject to the terms and procedures of that system. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the Paying Agent for its acceptance. The term “agent’s message” means a message transmitted by DTC to, and received by, the Paying Agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Debentures that have been tendered by such participant under the Option and that such participant has received and agrees to be bound by the terms of the Option, including those set forth above under the caption “—Agreement to be Bound.”

In tendering through DTC’s ATOP system, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on the Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Option, including those set forth in Section 3.2 above.

You bear the risk of untimely submission of your Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

Under no circumstances will Debentures accrue interest by reason of any delay in making payment to any person who delivers Debentures after the Repurchase Date. The Repurchase Amount for Debentures delivered after the Repurchase Date will be the same as that for Debentures delivered prior to or on the Repurchase Date. If the Paying Agent holds, in accordance with the terms of the Indenture, sufficient cash to pay the Repurchase Amount for the Debentures on the Business Day following the Repurchase Date, then, on and after such date, such Debentures will cease to be outstanding and interest (including contingent cash interest, if any) on such Debentures will cease to accrue, and all rights (other than the right to receive the Repurchase Amount upon delivery of the Debentures) of the Holder of such Debentures will terminate.

4. Right of Withdrawal. Debentures tendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Debentures on or prior to the Expiration Date, a Holder (or the Holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 5:00 p.m., New York City time, on the Expiration Date. Debentures so withdrawn may be retendered by following the tender procedures described in Section 3 above.

You bear the risk of untimely withdrawal of previously tendered Debentures. If you wish to withdraw your Debentures on or prior to the Expiration Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will determine all questions as to the validity, form and eligibility, including the time of receipt, of notices of withdrawal.

5. Payment for Surrendered Debentures. The Company will forward to the Paying Agent, prior to 11:00 a.m., New York City time, on June 18, 2012, an amount of cash sufficient to pay the aggregate Repurchase Amount of all the Debentures or portions thereof that are to be repurchased as of June 15, 2012. The Paying Agent will distribute such funds to DTC, the sole record Holder, on June 18, 2012. DTC will thereafter distribute the cash to its participants in accordance with its procedures to each participant that has validly delivered Debentures and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on June 15, 2012.

The total amount of funds required by the Company to repurchase all of the Debentures is $99,000,000, the principal amount of the Debentures, plus accrued and unpaid interest (assuming all of the Debentures are validly surrendered for repurchase and accepted for payment of the Repurchase Amount). Tendered Debentures will be repurchased with cash on hand or cash generated by our operations between the date of this notice and June 15, 2012.

6.  Debentures Acquired.  Any Debentures repurchased by the Company pursuant to the Option may not be reissued or resold, and will be cancelled in accordance with the Indenture.

7. Plans or Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no agreements, nor have we authorized any actions, which would be material to a Holder’s decision to exercise the Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•	any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, by-laws or other governing instruments, or other actions that could impede the acquisition of control of us.

8.       Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures.  Except as otherwise disclosed below, based on a reasonable inquiry by us:

•	neither we nor our executive officers, directors, subsidiaries or other affiliates beneficially owns any Debentures;

•	we will not repurchase any Debentures from our executive officers, directors, subsidiaries or other affiliates; and

•	during the 60 days preceding the date of this Company Repurchase Notice, none of such officers, directors or affiliates has engaged in any transactions in the Debentures.

Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as previously disclosed by us. Except as described in the previous sentence, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

A list of our directors and executive officers is attached to this Company Repurchase Notice as Annex A.

9.  Legal Matters; Regulatory Approvals.  We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Option, or of any approval or other action by any government or regulatory authority or agency that is required for the repurchase of the Debentures pursuant to the Option, as described in this Company Repurchase Notice.  Should any approval or other action be required, we presently intend to seek the approval or take the action.  However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10. Repurchases of Debentures by the Company and Its Affiliates. During the 60 days preceding the date of this Company Repurchase Notice, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has engaged in any repurchases of the Debentures. The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

Effective on the date of this Company Repurchase Notice, we and our affiliates, including their executive officers and directors, are prohibited under applicable United States federal securities laws from repurchasing Debentures (or the right to repurchase Debentures) other than through the Option until at least the tenth business day after the Repurchase Date. Following such time, if any Debentures remain outstanding, we and our affiliates may repurchase Debentures in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which repurchases may be consummated at purchase prices higher or lower than the Repurchase Amount, or which may be paid in cash or other consideration. Any decision to repurchase Debentures after the Repurchase Date, if any, will depend upon many factors, including the market price of the Debentures, the results of the Option, the market price of our Common Stock, our business and financial position and general economic and market conditions. Any such repurchase may be on the same terms or on terms more or less favorable to Holders of the Debentures than the terms of the Option as described in this Company Repurchase Notice.

11. Material United States Income Tax Considerations.

The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Debentures for repurchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the sale of the Debentures pursuant to the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to Holders that hold Debentures as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities or currencies, U.S. expatriates, persons holding the Debentures as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, investors that have elected mark-to-market accounting, partnerships (including, when used in this discussion, entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding the Debentures or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction. If a partnership holds the Debentures, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A person that is a partner in a partnership holding the Debentures should consult its own tax advisor regarding the tax consequences of surrendering the Debentures pursuant to the Option. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Debentures that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (including, when used in this discussion, any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; and (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts. As used herein, the term “non-U.S. Holder” means a beneficial owner of Debentures, other than a partnership, that is not a U.S. Holder as defined above.

U.S. Holders

Sale of the Debentures. A sale of Debentures by a U.S. Holder pursuant to the Option will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder that receives cash in exchange for Debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (i) the amount of cash received for Repurchased Principal, and (ii) the Holder’s adjusted tax basis in the Debentures surrendered. A U.S. Holder’s adjusted tax basis in the Debentures will generally equal the U.S. Holder’s cost of the Debentures, reduced by any amortizable bond premium deducted with respect to the Debentures, and increased by any market discount previously included in income by such Holder with respect to such Debentures. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder’s holding period for the Debentures exceeds one year. Long-term capital gain of non-corporate taxpayers is currently subject to a maximum federal tax rate of 15%. The deductibility of capital losses is subject to limitations.

Market Discount. A U.S. Holder who acquired Debentures with market discount will generally be required to treat any gain recognized upon the sale of its Debentures pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder has elected to include market discount in income as it accrues. Subject to a de minimis exception, “market discount” generally equals the excess of the stated redemption price at maturity of the Debentures at the time acquired by the Holder over the Holder’s initial tax basis in the Debentures.

Accrued Interest. The portion of the Repurchase Amount that represents accrued interest will be ordinary interest income to a U.S. Holder.

Non-U.S. Holders

Accrued Interest. The normal 30% U.S. federal withholding tax on payments to non-U.S. Holders will not apply to the portion of the Repurchase Amount that represents accrued interest, provided that (i) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the beneficial owner is not a “controlled foreign corporation” (as defined in section 957(a) of the Code) that is related to the Company through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Debenture occurs on an extension of credit made under a loan agreement entered into in the ordinary course of the bank’s trade or business, and (iv) the beneficial owner satisfies the statement requirement set forth in section 871(h)(5) of the Code and the regulations thereunder. To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of a Debenture, or a financial institution holding the Debenture on behalf of such owner, must provide the Paying Agent with a properly completed IRS Form W-8BEN or with certain other documentary evidence.

Gain on the Debentures. A non-U.S. Holder that receives cash in exchange for the Debentures pursuant to the Option will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash received for Repurchased Principal and (ii) the non-U.S. Holder’s adjusted tax basis in the Debentures. Subject to the discussion below regarding the backup withholding requirements of the Code, any gain realized by a non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax unless: (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, and, in the case of a resident of a country with which the United States has an income tax treaty, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

Special Categories of Holders. A non-U.S. Holder described in clause (a) above will be subject to U.S. federal income tax on the net gain derived from the sale, and on the portion of the Repurchase Amount representing accrued interest, in the same manner as a U.S. Holder. If a non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any such gain and interest will be subject to U.S. federal income tax in the manner specified by the treaty. To claim the benefit of a treaty, a non-U.S. Holder must properly submit an IRS Form W-8BEN (or successor or suitable substitute form). A non-U.S. Holder that is a foreign corporation and is described in clause (a) above will be subject to tax on gain and interest under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. Holder described in clause (b) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses.

Backup Withholding

A U.S. Holder who surrenders the Debentures for repurchase will generally be subject to backup withholding at the rate of 28% of any gross payment if (a) such Holder fails to provide a Taxpayer Identification Number (Employer Identification Number or Social Security Number) or certification of exempt status, (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) has failed to certify under penalties of perjury that it is not subject to backup withholding. U.S. Holders electing to surrender Debentures should complete a Substitute Form W-9 and attach it to the Debentures being surrendered.

If a non-U.S. Holder holds Debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may otherwise apply if the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Option.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. We recommend that Holders consult with their tax and financial advisors with respect to the tax consequences of exercising the Option, including the applicability and effect of state, local and foreign tax laws, before exercising the Option for any of their Debentures.

12. Additional Information. This Company Repurchase Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Company Repurchase Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Option:

1.	Our annual report on Form 10-K for the year ended December 31, 2011;

2.	All other reports we have filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

3.	All documents filed by us with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Repurchase Notice and before 5:00 p.m., New York City time, on the Expiration Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein.

The SEC file number for these filings is 001-05759. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

In making your decision as to whether to exercise the Option, you should read the information about us contained in this Company Repurchase Notice together with the information contained in the documents to which we have referred you.

13. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Option.

14. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

15. Conflicts. In the event of any conflict between this Company Repurchase Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of us, our Board of Directors or our employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Option. Each Holder must make his or her own decision whether to exercise the Option and, if so, the principal amount of Debentures for which to exercise the Option based on his or her own assessment of current market value and other relevant factors.

VECTOR GROUP LTD.

SCHEDULE A

INFORMATION ABOUT THE EXECUTIVE OFFICERS

AND DIRECTORS OF THE COMPANY

The table below sets forth information about our executive officers and directors as of May 10, 2012. To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Debentures.

Name	Position

Bennett S. LeBow	Chairman of the Board
Howard M. Lorber	President, Chief Executive Officer and Director
Ronald J. Bernstein	President and Chief Executive Officer of Liggett Group LLC and Liggett Vector Brands LLC and Director
Richard J. Lampen	Executive Vice President
J. Bryant Kirkland III	Vice President, Chief Financial Officer and Treasurer
Marc N. Bell	Vice President, General Counsel and Secretary
Stanley S. Arkin	Director
Henry C. Beinstein	Director
Jeffrey S. Podell	Director
Jean E. Sharpe	Director

The business address and telephone number of each executive officer and director is c/o Vector Group Ltd., 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131, (305) 579-8000.